Filed Pursuant to Rule 433(f)

Free Writing Prospectus

Dated January 12, 2021

Relating to Preliminary Prospectus dated

December 30, 2020

Registration Statement No. 333-251822

ZIM Integrated Shipping Services Ltd.

Free Writing Prospectus Published or Distributed by Media

On January 6, 2021, the Wall Street Journal (the “Publisher”), published an article (the “Article”) on its website, which later appeared in a print edition, that included information regarding ZIM Integrated Shipping Services Ltd. (the “Company”) and in which the Company’s chief executive officer was quoted. The full text of the Article is reproduced below. The Company is making this filing pursuant to Rule 433(f).

The Article includes the following statement: “ZIM operates 88 ships but only owns one.” The most recent preliminary prospectus filed as part of the Registration Statement states “As of September 30, 2020, we owned one vessel, or 1.4% of our fleet, and chartered-in 69 vessels, or 98.6% of our fleet.” The Article also includes a statement that the Company “used its strategy to turn a $157.8 million profit in the first nine months of 2020, a leap from the $14.2 million in earnings in the same period the year before.” The most recent preliminary prospectus states that the Company recorded a net loss of $14.2 million in the nine months ended September 30, 2019.

The Publisher is unaffiliated with the Company or any underwriter or other offering participant, and no payment was made or consideration given by or on behalf of the Company or any underwriter or other offering participant for the Article or its dissemination.

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or Barclays Capital Inc. toll-free at 1-888-603-5847.

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ZIM Shipping Pins Growth Plan on Its Small Scale

The Israeli cargo carrier says its ‘flexibility and ability’ are key as the company plots a New York stock listing

Costas Paris, Wall Street Journal

Jan. 6, 2021 4:26 pm ET

Israeli container ship operator ZIM Integrated Shipping Services Ltd. is trying to turn its small size into an advantage in a business dominated by outsize carriers running megaships in global supply chains.

The company is touting its “flexibility and agility” to capitalize on the surging demand from mainly Western retailers looking to circumvent shipping logjams by using premium-priced, point-to-point services.

ZIM, which has struggled in the past to find a profitable place in the shadow of its big competitors, used its strategy to turn a $157.8 million profit in the first nine months of 2020, a leap from the $14.2 million in earnings in the same period the year before. Its profit margins were among the best in a sector that last year began scrambling to respond to trade disruptions from the coronavirus pandemic.

The growth has cleared the way for the Haifa-based company to launch a long-sought listing on the New York Stock Exchange. ZIM filed its listing prospectus late last month and penciled in a projected aggregate value for the share sale at $100 million.

The company didn’t say when it expects to begin public trading, but the initial public offering could come as soon as the end of January, according to people familiar with the matter.

If the new listing goes through, it will be the first for a shipping company in the U.S. since 2018.

ZIM controls just 1.5% of global container capacity, according to maritime data provider Alphaliner. The company competes against European and Asian ship operators 10 times its size and that have grouped into three global operating alliances that share ships and port calls.

Those three groups, including giants such as A.P. Moller-Maersk A/S of Denmark, CMA CGM SA of France and China’s Cosco Shipping Holdings Co., collectively handled 83.5% of all seaborne imports into the U.S. in the 12 months ending Nov. 30, according to data provider Panjiva Inc.

“Our small size is now an advantage,” ZIM Chief Executive Eli Glickman said in an interview. “Our competitors use big vessels and operate on volumes and quantities. We are offering custom services to loyal customers that are willing to pay a premium for speed and reliability.”

ZIM’s biggest ships can move a maximum of 12,000 containers, roughly half of what is stacked on the ultralarge vessels operated by the sector’s leaders.

Backups at ports have been keeping many of those behemoths waiting for days outside major ports in recent weeks, pushing back deliveries and saddling cargo owners with delay charges on top of record-high freight rates. Disruptions over the past six months have prompted maritime regulators from the U.S., Europe and Asia to launch probes of the bottlenecks hitting inbound and outbound supply chains.

ZIM in its prospectus for the public offering says its smaller ships “present higher charter-market flexibility and agility to redeploy across different routes,” adding that is “of significant benefit in times of volatile or uncertain market dynamics.”

ZIM operates 88 ships but only owns one. The rest are chartered by shipowners in Europe and Asia, giving Zim the flexibility to adjust its capacity in line with demand.

“We are asset-light and use only what we need,” Mr. Glickman said. “During the height of the pandemic we gave back around 20 vessels back to their owners. That spared us from the cost of idling ships, which is significant.”

Until a few years ago, Zim was seen in shipping circles as a potential takeover target by bigger rivals in a business undergoing rapid consolidation. Instead, since he took over as CEO in 2017, Mr. Glickman has sought to use the carrier’s small scale as an advantage, targeting niche markets outside the major trade lanes and seeking premium prices for its services.

The surge in demand from retail giants like Amazon.com Inc., Walmart Inc. and Target Inc. since last year has opened new opportunities for ZIM’s premium services, Mr. Glickman said, including the potential to carve away traffic from airfreight providers.

Airfreight services typically cost far more than ocean freight but offer rapid transport in exchange. The gap in delivery times, which can amount to several weeks in normal times, has narrowed because the grounding of passenger jets has left shippers waiting for space in capacity-strained aviation markets.

“The regular air service is five, six days,” Mr. Glickman said. “A number of clients wait for five more days and use our ships. They save 80% of the airfreight cost. We have a waiting list of customers looking to utilize our point-to-point services.”

ZIM kicked off a weekly direct service from Shenzhen in South China to Los Angeles in the middle of last year and added two services from China and Southeast Asia to Australia. Brokers said those sailings have become highly popular.

Israel’s recent opening of diplomatic relations with nearby Middle East and African countries gives ZIM more growth prospects. The liner introduced a service to Dubai late last year and may add a sailing to Morocco.

Write to Costas Paris at costas.paris@wsj.com

Appeared in the January 7, 2021, print edition as 'Shipping Firm Bets Small Size Is Strength.'